

SECUR 07003348 ISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response . . .	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-57950

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Alfa Capital Markets (USA), Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Madison Ave
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Denson (212) 421-7500
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Cuthill & Eddy LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

SEC MAIL RECEIVED FEB 2 _ 2007

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

OATH OR AFFIRMATION

I, David Denson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alfa Capital Markets (USA), Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Nancy J. Cohen
Notary Public-State of N.Y.
No 01C06134863
Qualified in New York City
My Commission Expires 10/11/09



Signature

President

Title



Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Carson L. Eddy
Victor J. Incinelli
Todd Hitchins
Jennifer L. Christensen

Independent Auditor's Report

Shareholder
Alfa Capital Markets (USA), Inc.
New York, NY

We have audited the accompanying statement of financial condition of Alfa Capital Markets (USA), Inc. (the "Company"), a subsidiary of OJSC Alfa Bank, as of December 31, 2006, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alfa Capital Markets (USA), Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, the computation of net capital and the computation of aggregate indebtedness, as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cuthill & Eddy LLC

January 17, 2007

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
www.cuthilleddy.com

ALFA CAPITAL MARKETS (USA), INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 2,675,262
Due from broker	721,195
Due from affiliate	29,551
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $254,215	30,153
Other assets	58,048
	$ 3,514,209

LIABILITIES AND SHAREHOLDER'S EQUITY

Accrued expenses and other liabilities	$ 17,881
Income taxes payable	8,334
	26,215
Shareholder's equity:	
Preferred stock – no par value; authorized 500 shares, none issued	
Common stock – no par value; authorized 500 shares, issued and outstanding 187 shares	8,011,500
Accumulated deficit	(4,523,506)
	3,487,994
	$ 3,514,209

See accompanying notes to financial statements.

ALFA CAPITAL MARKETS (USA), INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2006

Revenue:	
Commission income	$ 1,557,846
Interest and other income	75,182
	1,633,028
Expenses:	
Compensation and benefits	1,014,089
Floor brokerage, commissions and clearing fees	93,300
Communications	212,705
Rent expense, including occupancy costs	191,954
Professional and consulting fees	77,839
Other	369,058
	1,958,945
Loss before provision for income taxes	(325,917)
Provision for income taxes	(13,801)
Net loss	$ (339,718)

See accompanying notes to financial statements.

ALFA CAPITAL MARKETS (USA), INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2006

	Common stock		Accumulated	
	Shares	Amount	deficit	Total
Shareholder's equity at January 1, 2006	187	$8,011,500	$ (4,183,788)	$ 3,827,712
Net loss for the period	-	-	(339,718)	(339,718)
Shareholder's equity at December 31, 2006	187	$8,011,500	$ (4,523,506)	$ 3,487,994

See accompanying notes to financial statements.

ALFA CAPITAL MARKETS (USA), INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Net loss	$ (339,718)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	12,211
Changes in operating assets and liabilities:	
Increase in due from broker	(280,814)
Decrease in due from affiliate	67,545
Increase in other assets	(13,516)
Decrease in accrued expenses and other liabilities	(4,073)
Increase in income taxes payable	420
Total adjustments	(218,227)
Net cash used by operating activities and net decrease in cash and cash equivalents	(557,945)
Cash and cash equivalents, January 1, 2006	3,233,207
Cash and cash equivalents, December 31, 2006	$ 2,675,262

See accompanying notes to financial statements.

ALFA CAPITAL MARKETS (USA), INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

1. Nature of operations and summary of significant accounting policies:

Nature of operations and organization:
Alfa Capital Markets (USA), Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is a wholly owned subsidiary of OJSC Alfa Bank (the "Parent"). The Company acts as an introducing broker for institutional customers.

Cash and cash equivalents:
The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash. Cash equivalents consist of a money market fund maintained at a bank.

Furniture, equipment and leasehold improvements:
Depreciation of furniture, equipment and leasehold improvements is provided for on a straight-line basis over the estimated useful lives of such assets. Leasehold improvements are amortized over the term of the lease. Estimated useful lives of the furniture and equipment are from five to seven years.

Income taxes:
Income taxes are determined in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, which requires an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue and expense recognition:
The revenues of the Company are derived primarily from commissions earned on securities transactions.

1. Nature of operations and summary of significant accounting policies - continued:

Computation of customer reserve:
The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

2. Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements, at cost, consist of the following:

Furniture and fixtures	$ 36,102
Office equipment	195,619
Leasehold improvements	52,647
	284,368
Less accumulated depreciation	254,215
	$ 30,153

3. Liabilities subordinated to the claims of creditors:

None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2006.

4. Income taxes:

The provision for income taxes at December 31, 2006, is summarized as follows:

Current:	
State	$ 13,801

The income tax expense differs from the benefit that would result from applying federal statutory rates to loss before provision for income taxes due to state income taxes and the valuation reserve against deferred tax assets.

At December 31, 2006, the Company had net operating loss carryforwards for income tax purposes of approximately $4,341,636, which are available to offset federal, state and local taxable income through 2025. The carryforwards resulted in a deferred tax asset of approximately $651,245 at December 31, 2006, for which the Company has provided a full valuation allowance due to the uncertainty about future realization of this tax benefit.

5. Commitments:

The Company is obligated under non-cancelable lease agreements expiring through September 30, 2009. In general, the terms of the lease agreements require the Company to pay for insurance, taxes, and other costs relative to the leased property. Future aggregate minimum rental commitments are as follows:

Year ending December 31,	
2007	$ 226,770
2008	226,770
2009	114,390
	$ 567,930

One of the leases contains provisions for escalations based on certain costs incurred by the lessor. Rent expense relative to the above lease agreements was approximately $194,600 for the year ended December 31, 2006 and is included in the accompanying statement of operations as rent expense and other expense.

6. Contingency:

The Company is party to federal trademark infringement and unfair competition litigation involving the Company's use of the name "Alfa" in commerce in association with financial services. As relief, the plaintiff has requested an injunction preventing the Company from using the word "Alfa" in connection with its services, unspecified profits which could be attributed to the Company's use of the mark "Alfa", and attorney's fees associated with the action. The Company believes that it has substantial and meritorious defenses against the infringement claims and intends to vigorously contest them. It is management's opinion that the outcome of the above litigation will not have a materially adverse effect on the Company's financial position, results of operations or cash flows.

7. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

As of December 31, 2006, the Company had excess net capital of $798,255 and a net capital ratio of .03 to 1.

8. Related party transactions:

The Company maintains cash balances with the Parent (OJSC Alfa Bank) and an affiliate. At December 31, 2006, such cash balances amounted to $2,466,705. Additionally, the Company's Parent provided a letter of credit in the amount of $89,375 as a security deposit for the benefit of the Company's landlord.

Also, the Company earned approximately $1,058,000 of commission income from affiliated companies.

9. Supplementary disclosures of cash flow information:

Cash was paid during the year for:

Interest	$ 44,261
Income taxes	$ 4,800

ALFA CAPITAL MARKETS (USA), INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

Total shareholder's equity	$ 3,487,994
Deductions:	
Non-allowable assets:	
Cash held in foreign affiliated banks	(2,466,705)
Furniture, equipment and leasehold improvements, net	(30,153)
Due from affiliate	(29,551)
Other assets	(58,048)
Net capital before haircuts on securities positions	903,537
Haircuts on foreign currency	5,282
Net capital	$ 898,255
Net capital, as reported in Company's Part II FOCUS report	$ 898,255

ALFA CAPITAL MARKETS (USA), INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

Accrued expenses and other liabilities	$ 17,881
Income taxes payable	8,334
Aggregate indebtedness	$ 26,215
Ratio of aggregate indebtedness to net capital	.03



Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Carson L. Eddy
Victor J. Incinelli
Todd Hitchins
Jennifer L. Christensen

Independent Auditor's Report
On Internal Control Required By SEC Rule 17a-5

Shareholder
Alfa Capital Markets (USA), Inc.
New York, NY

In planning and performing our audit of the financial statements and supplemental schedules of Alfa Capital Markets (USA), Inc. (the "Company") for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted I the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
www.cuthilleddy.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe & Group LLC

January 17, 2007

END